                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No.19)*


                             Associated Banc-Corp
                             --------------------
                               (Name of Issuer)


                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)


                                  045487-10-5
                                --------------
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Associated Banc-Corp
      Associated Bank Green Bay, National Association
      Associated Bank, National Association
      Associated Bank Lakeshore, National Association
      Associated Trust Company, National Association
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)
                                                              -----
-----------------------------------------------------------------------------
3     SEC Use Only
------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Associated Banc-Corp--Wisconsin Corporation
      Associated Bank Green Bay, National Association-Federally Chartered Bank Associated Bank, National Association--Federally Chartered Bank Associated Bank Lakeshore, National Association--Federally Chartered Bank Associated Trust Company, National Association--Federally Chartered Trust
          Company Bank
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power

      Associated Banc-Corp                                               None
      Associated Bank Green Bay, National Association               1,086,131
      Associated Bank, National Association                            20,533
      Associated Bank Lakeshore, National Association                   1,374
      Associated Trust Company, National Association                   34,100
-------------------------------------------------------------------------------
6     Shared Voting Power

      Associated Banc-Corp                                               None
      Associated Bank Green Bay, National Association                  24,942
      Associated Bank, National Association                             3,789
      Associated Bank Lakeshore, National Association                    None
      Associated Trust Company, National Association                     None
-------------------------------------------------------------------------------
7     Sole Dispositive Power

      Associated Banc-Corp                                               None
      Associated Bank Green Bay, National Association               1,300,401
      Associated Bank, National Association                           433,267
      Associated Bank Lakeshore, National Association                 221,655
      Associated Trust Company, National Association                  118,444
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
8     Shared Dispositive Power

      Associated Banc-Corp                                               None
      Associated Bank Green Bay, National Association                  85,434
      Associated Bank, National Association                           183,922
      Associated Bank Lakeshore, National Association                   2,333
      Associated Trust Company, National Association                   33,378
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      Associated Banc-Corp                                          2,378,834
      Associated Bank Green Bay, National Association               1,385,835
      Associated Bank, National Association                           617,189
      Associated Bank Lakeshore, National Association                 223,988
      Associated Trust Company, National Association                  151,822
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      Associated Banc-Corp                                              4.72%
      Associated Bank Green Bay, National Association                   2.75%
      Associated Bank, National Association                             1.23%
      Associated Bank Lakeshore, National Association                    .44%
      Associated Trust Company, National Association                     .30%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

      Associated Banc-Corp                                                HC
      Associated Bank Green Bay, National Association                     BK
      Associated Bank, National Association                               BK
      Associated Bank Lakeshore, National Association                     BK
      Associated Trust Company, National Association                      BK
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

        Associated Banc-Corp                                     39-1098068
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)  X
                                                              -----
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Citizenship or Place of Organization

        Associated Banc-Corp--Wisconsin Corporation
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power                                                  None
-------------------------------------------------------------------------------
6     Shared Voting Power                                                None
-------------------------------------------------------------------------------
7     Sole Dispositive Power                                             None
-------------------------------------------------------------------------------
8     Shared Dispositive Power                                           None
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

        Associated Banc-Corp                                        2,378,834
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

        Associated Banc-Corp                                            4.72%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

        Associated Banc-Corp                                              HC
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

        Associated Bank Green Bay, National Association            39-0389889
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)  X
                                                              -----
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Associated Bank Green Bay, National Association--Federally Chartered Bank
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power                                             1,086,131
-------------------------------------------------------------------------------
6     Shared Voting Power                                              24,942
-------------------------------------------------------------------------------
7     Sole Dispositive Power                                        1,300,401
-------------------------------------------------------------------------------
8     Shared Dispositive Power                                         85,434
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      Associated Bank Green Bay, National Association               1,385,835
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      Associated Bank Green Bay, National Association                   2.75%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

      Associated Bank Green Bay, National Association                     BK
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Associated Bank, National Association                        39-0496195
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)  X
                                                              -----
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Associated Bank, National Association--Federally Chartered Bank
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power                                                20,533
-------------------------------------------------------------------------------
6     Shared Voting Power                                               3,789
-------------------------------------------------------------------------------
7     Sole Dispositive Power                                          433,267
-------------------------------------------------------------------------------
8     Shared Dispositive Power                                        183,922
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

        Associated Bank, National Association                         617,189
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

        Associated Bank, National Association                           1.23%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

        Associated Bank, National Association                             BK
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Associated Bank Lakeshore, National Association              39-0448075
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)  X
                                                              -----
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Associated Bank Lakeshore, National Association--Federally Chartered Bank
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power                                                 1,374
-------------------------------------------------------------------------------
6     Shared Voting Power                                                None
-------------------------------------------------------------------------------
7     Sole Dispositive Power                                          221,655
-------------------------------------------------------------------------------
8     Shared Dispositive Power                                          2,333
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      Associated Bank Lakeshore, National Association                 223,988
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      Associated Bank Lakeshore, National Association                    .44%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

      Associated Bank Lakeshore, National Association                     BK
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 045487-10-5                13-G
-------------------------------------------------------------------------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Associated Trust Company, National Association               39-1564826
-------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*    (a)
                                                              -----
                                                           (b)  X
                                                              -----
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Associated Trust Company, National Association--Federally Chartered
         Trust Company Bank
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power                                                34,100
-------------------------------------------------------------------------------
6     Shared Voting Power                                                None
-------------------------------------------------------------------------------
7     Sole Dispositive Power                                          118,444
-------------------------------------------------------------------------------
8     Shared Dispositive Power                                         33,378
-------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      Associated Trust Company, Inc.                                  151,822
-------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
-------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9

      Associated Trust Company, National Association                     .30%
-------------------------------------------------------------------------------
12    Type of Reporting Person*

      Associated Trust Company, National Association                      BK
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this statement

Item 1(a)  Name of Issuer:                    Associated Banc-Corp

Item 1(b)  Address of Issuer's Principal      112 N. Adams St., P.O. Box 13307
           Executive Offices:                 Green Bay, WI  54307-3307

Item 2(a)  Name of Person(s) Filing:          Associated Banc-Corp
                                              Associated Bank Green Bay,
                                                National Association
                                              Associated Bank, National
                                                Association
                                              Associated Bank Lakeshore,
                                                National Association
                                              Associated Trust Company,
                                                National Association

Item 2(b)  Address of Principal Business      112 N. Adams Street
           Office:                            P. O. Box 13307
                                              Green Bay, WI  54307-3307

Item 2(c)  Citizenship:                       Associated Banc-Corp -
                                                Wisconsin Corporation
                                              Associated Bank Green Bay,
                                                National Association -
                                                Federally Chartered Bank
                                              Associated Bank, National
                                                Association - Federally
                                                Chartered Bank
                                              Associated Bank Lakeshore,
                                                National Association -
                                                Federally Chartered Bank
                                              Associated Trust Company,
                                                National Association -
                                                Federally Chartered Trust
                                                Company Bank

Item 2(d)  Title of Class of Securities:      Common Stock, Par Value $0.01

Item 2(e)  CUSIP Number:                      045487-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a)(  )  Broker or dealer registered under Section 15 of the Act
          (b)(x )  Bank as defined in Section 3(a)(6) of the Act
          (c)( ) Insurance company as defined in Section 3(a)(19) of the Act
          (d)( ) Investment company registered under Section 8 of the Investment Company Act
          (e)( ) Investment adviser registered under Section 203 of the Investment Advisers Act of 1940
          (f)( ) Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.
                      240.13d-1(b)(1)(ii)(F)
          (g)(x ) Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)(x )  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership

          (a)  Amount Beneficially Owned:

               1.  Associated Banc-Corp                              2,378,834
               2.  Associated Bank Green Bay, National Association   1,385,835
               3.  Associated Bank, National Association               617,189
               4.  Associated Bank Lakeshore, National Association     223,988
               5.  Associated Trust Company, National Association      151,822

          (b)  Percent of Class:

               1.  Associated Banc-Corp                                  4.72%
               2.  Associated Bank Green Bay, National Association       2.75%
               3.  Associated Bank, National Association                 1.23%
               4.  Associated Bank Lakeshore, National Association        .44%
               5.  Associated Trust Company, National Association         .30%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    1.  Associated Banc-Corp                             None
                    2.  Associated Bank Green Bay,
                          National Association                      1,086,131
                    3.  Associated Bank, National Association          20,533
                    4.  Associated Bank Lakeshore,
                          National Association                          1,374
                    5.  Associated Trust Company, National
                          Association                                  34,100

               (ii) shared power to vote or to direct the vote:

                    1.  Associated Banc-Corp                             None
                    2.  Associated Bank Green Bay,
                          National Association                         24,942
                    3.  Associated Bank, National Association           3,789
                    4.  Associated Bank Lakeshore,
                          National Association                           None
                    5.  Associated Trust Company, National
                          Association                                    None

              (iii) sole power to dispose or to direct the disposition of:

                    1.  Associated Banc-Corp                             None
                    2.  Associated Bank Green Bay,
                          National Association                      1,300,401
                    3.  Associated Bank, National Association         433,267
                    4.  Associated Bank Lakeshore,
                          National Association                        221,655
                    5.  Associated Trust Company, National
                          Association                                 118,444

               (iv) shared power to dispose or to direct the disposition of:

                    1.  Associated Banc-Corp                             None
                    2.  Associated Bank Green Bay,
                          National Association                         85,434
                    3.  Associated Bank, National Association         183,922
                    4.  Associated Bank Lakeshore,
                          National Association                          2,333
                    5.  Associated Trust Company, National
                          Association                                  33,378

Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          The parent holding company owns all the shares of a number of constituent corporations including:

             (i)  Associated Bank Green Bay, National Association
            (ii)  Associated Bank, National Association
           (iii)  Associated Bank Lakeshore, National Association
            (iv)  Associated Trust Company, National Association

           All of these institutions are banking institutions and are subject to the supervision of the Comptroller of the Currency.

Item 8     Identification and Classification of Members of the Group

           Schedule 13G is being filed by a group comprised of Associated Banc-Corp; Associated Bank Green Bay, National Association; Associated Bank, National Association; Associated Bank Lakeshore, National Association; and Associated Trust Company, National Association.

           Associated Banc-Corp is a parent holding company of banking institutions and Associated Bank Green Bay, National Association; Associated Bank, National Association; Associated Bank Lakeshore, National Association; and Associated Trust Company, National Association, are banking institutions.

           By signing Schedule 13G to which this is an exhibit, all institutions agree to file as a group and pursuant to Rule 13d-1(f)(1) as well; although they may not in fact constitute a group pursuant to Section 13d(3) of the Securities Exchange Act.

Item 9     Notice of Dissolution of Group

           Not applicable.

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Item 11    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 3, 1998


ASSOCIATED BANK GREEN BAY,               ASSOCIATED BANC-CORP:
NATIONAL ASSOCIATION:

By: /s/ Mark J. McMullen                 By: /s/ Brian R. Bodager
   ------------------------------------     -----------------------------------
        Mark J. McMullen                         Brian R. Bodager
        Sr. Executive Vice President,            General Counsel and
        Manager                                  Corporate Secretary


ASSOCIATED BANK,                         ASSOCIATED BANK LAKESHORE,
NATIONAL ASSOCIATION:                    NATIONAL ASSOCIATION:


By: /s/ Michael B. Mahlik                By: /s/ William A. Pohlmann
   -----------------------------------      -----------------------------------
        Michael B. Mahlik                        William A. Pohlmann
        Executive Vice President-Trust           SVP-Managing Trust Officer


ASSOCIATED TRUST COMPANY, NATIONAL
ASSOCIATION:


By: /s/ Michael B. Mahlik
   -----------------------------------
        Michael B. Mahlik
        Vice President


        The submission of this Schedule 13G shall not be deemed an admission that the person(s) filing this form are the beneficial owners of the securities reported on herein or are required to so report pursuant to
        Section 13(d) of the Securities Exchange Act of 1934 as amended.